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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 7)


                    Under the Securities Exchange Act of 1934

                              Wiztec Solutions Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         New Israeli Shekel 1 Par Value
                         (Title of Class of Securities)

                                   M98105-105
                                 (CUSIP Number)

                             William D. Baskett III
                          General Counsel and Secretary
                              Convergys Corporation
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                  513-723-2444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 July 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].



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                                  SCHEDULE 13D
CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Corporation
         I.R.S. ID No. 31-1598292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         BK
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Ohio
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 7,295,678

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power

                                                 7,295,678


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         7,295,678

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         95.3%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         HC
--------------------------------------------------------------------------------

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SCHEDULE 13D

CUSIP No.  M98105-105
--------------------------------------------------------------------------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         Convergys Israel Investments Ltd.
         I.R.S. ID. No. Not applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds
         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         State of Israel
--------------------------------------------------------------------------------
                                        7.       Sole Voting Power

                                                 7,295,678

           Number of Shares
          Beneficially Owned            8.       Shared Voting Power
               by Each                           0
              Reporting
             Person with                9.       Sole Dispositive Power

                                                 7,295,678


                                        10.      Shared Dispositive Power
                                                 0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         7,295,678

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         95.3%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

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         This Amendment No. 7 to Schedule 13D is filed by Convergys Corporation, an Ohio corporation ("Parent"), and Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel ("Sub") and a wholly owned subsidiary of Parent, hereby amend and supplement their
Schedule 13D, originally filed on April 1, 1999, as amended (the "Schedule
13D").






Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

         As set forth in the previously distributed offer to purchase materials, in order to increase Sub's Share ownership, Sub is electing to engage, from time to time, in its sole discretion, in open market and privately negotiated purchases of Shares at prices which may be equal to or less than the Offer Price of $25.00 per Share.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and supplemented by deleting paragraphs (a)-(c) and substituting the following paragraphs in their place:

     (a) Parent and Sub beneficially own a total of 7,295,678 Shares, which represents 95.2% of the Shares outstanding as of July 30, 1999.

     (b) Sub directly has, and Parent indirectly has, sole power to vote and direct the disposition of 7,295,678 Shares.

     (c) As previously indicated, pursuant to the recently completed offer to purchase (the "July Tender Offer") all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), Sub purchased 2,275,824 Shares at the purchase price of $25.00 per Share, net to the Seller in cash. Sub currently owns 7,295,678 Shares, or approximately 95.3% of the Shares outstanding, including 167,915 Shares resulting from the exercise of warrants purchased by Sub prior to the commencement of the July Tender Offer.




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SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.


Dated:   August 13, 1999


                              Convergys Corporation

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   General Counsel and Secretary


                              Convergys Israel Investments Ltd.

                              By:      /s/ William D. Baskett III
                                       ----------------------------------------
                              Name: William D. Baskett III
                              Title:   Vice President



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